FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2012
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Empresas ICA Announces Unaudited Third Quarter 2012 Results

Mexico City, October 26, 2012—Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, procurement and infrastructure company in Mexico, announced today its unaudited results for the third quarter of 2012.

Summary for the Third Quarter

ICA delivered solid results in the third quarter of 2012. Consolidated revenue rose 8% in 3Q12, compared to 3Q11. All five business segments reported growth for the quarter, and results for the quarter include the consolidation of San Martín Contratistas Generales, S.A. in Peru. Adjusted EBITDA was Ps. 1,700 million in 3Q12 and net income of controlling interest was Ps. 351 million. Comparisons with 3Q11 are affected by the gain on sale of two Public Private Partnership (PPP) highways and the Corredor Sur concession in 3Q11.  As a result, Adjusted EBITDA decreased 12% in 3Q12 compared to 3Q11, which included the gain on sale of the two PPP highways.  Adjusted EBITDA for the first nine months of 2012 increased 7% compared to the same period of 2011, with an Adjusted EBITDA margin of 14.2%.

Net income of the controlling interest decreased 61%, while earnings per share decreased 60% to Ps. 0.58. The reductions were principally the result of the gains on sale in 3Q11 mentioned above, which were partially offset by exchange gains from the appreciation of the peso.  For the first nine months of 2012, net income of the controlling interest was essentially unchanged, while earnings per share rose 5% to Ps. 2.22, reflecting the impact of the share repurchases and their subsequent cancellations last year.

Construction backlog rose to Ps. 42,488 million, an increase of 20% as compared to December 31, 2011. The construction backlog positions the Company positively during the coming months, as a new government takes office.

In addition to our construction backlog, we recorded Ps. 6,409 million of long-term mining services contracts, due to the acquisition of San Martin in June 2012. These mining services contracts are not included in construction backlog.

ICA recorded significant operational accomplishments in 3Q12 and October, including the start of testing of the first turbine of the La Yesca hydroelectric project and traffic growth in the Airports division and operating concessioned highways. In addition, the Metro Line 12 has ended its testing phase, and will start operations in the coming days.

For more information contact:
Investor Relations: Luz Montemayor luz.montemayor@ica.mx Iga Wolska iga.wolska@ica.mx relacion.inversionistas@ica.mx (5255) 5272 9991 ext.3692	Victor Bravo, CFO victor.bravo@ica.mx In the United States: Daniel Wilson Zemi Communications, (1212) 689 9560 dbmwilson@zemi.com

Highlights of the third quarter include:

•
Total revenue grew 8% in 3Q12 as compared to 3Q11. All five business segments reported growth. Progress in the execution of the principal Industrial Construction and Civil Construction projects contributed more than 56% of overall growth in revenue.

•
Operating income decreased 30% and Adjusted EBITDA decreased 12% as compared to 3Q11. The decrease was principally the result of the gain of Ps. 440 million in 3Q11 from the sale of the two PPP highways to our affiliate Red de Carreteras de Occidente (RCO).  Excluding the effect of this transaction in the 3Q11 results, Adjusted EBITDA would have increased 14% in 3Q12.

•
Comprehensive financing cost was Ps. 142 million in 3Q12, down 93% from the prior year period.  There was a significant exchange gain because of the appreciation of the peso in 3Q12 as compared to an exchange loss in 3Q11.

•	Consolidated net income was Ps. 499 million, a decrease of 48%. The reduction is principally a result of the gain on sale of the PPP highways and the Corredor Sur tollroad in 3Q11.

•	Net income of controlling interest was Ps. 351 million in 3Q12. Earnings per share were Ps. 0.58 (US$ 0.18 per ADS).

•
Civil Construction and Industrial Construction (together representing 79% of consolidated revenue and 46% of Adjusted EBITDA in 3Q12) showed strong growth. In Civil Construction, the increase came principally as a result of progress on the Rio de los Remedios –Ecatepec highway, the Autovía Urbana Sur highway, and the Metro Line 12 projects. Industrial Construction revenue growth was led by execution of private sector projects and the clean fuels refinery upgrades.

•
The La Yesca hydroelectric project continues to advance in line with its scheduled completion at the end of 2012. The first turbine unit is currently undergoing the testing required for client acceptance. ICA expects to receive the first payment from Mexico’s Federal Electricity Commission (CFE) in the coming weeks, and will use the proceeds to repay the project’s debt.

•
Construction backlog reached Ps. 42,488 million as of September 30, 2012, an increase of 20% as compared to December 31, 2011. Additions to backlog during the quarter totaled Ps. 10,109 million, as a result of ICA’s strong promotion efforts. The principal new Civil Construction projects were the TEC II container terminal in the port of Lázaro Cárdenas, the extension of the Mayab tollroad to Playa del Carmen, and a contract for expansion of the Mexico City-Pachuca highway.  In Industrial Construction, we increased the clean fuels contract for the Salina Cruz refinery and for the Poza Rica Cryogenic Plant 1.

•
In addition, starting in 3Q12, we began reporting long-term mining and other services contracts for San Martín with a value of Ps. 6,409 million. San Martín is consolidated in our Civil Construction division.

•
Concessions (8% of revenue and 28% of Adjusted EBITDA in 3Q12) benefited from increases in financial income and construction revenues from the concessions under construction and from revenues from concessions in operation (which rose 18% in 3Q12).

Investor Relations	www.ica.com.mx	2/23

•
As of September 30, 2012, ICA’s Concessions segment was participating in 18 projects, including ten highways, five water projects, two SPCs, and one port. Of these, nine were under construction, five were in full operation, and four were in partial operation. The projects in partial operation are the Rio de los Remedios highway, the Autovía Urbana Sur highway, and the two SPCs.

•
Airports (6% of revenue and 21% of Adjusted EBITDA in 3Q12) benefited from a 9% increase in passenger traffic volume as the air transport sector continues to recover. In addition, OMA’s commercial and diversification initiatives continue to drive non-aeronautical revenue growth.

•	Housing development (7% of revenue and 5% of Adjusted EBITDA in 3Q12) revenues increased principally due to growth in sales by Los Portales in Peru.

Construction

Civil Construction

•	Starting in 3Q12, results include San Martín Contratistas Generales, S.A. in Peru.

•
Civil Construction revenues were Ps. 8,289 million in 3Q12, primarily due to work on the next segment of the Rio de los Remedios – Ecatepec highway, the Autovía Urbana Sur highway, the Metro Line 12, and the La Yesca hydroelectric project – all of which are in their final stages. Revenues increased 2% in 3Q12, principally because of the consolidation of San Martín.

•	The La Yesca hydroelectric project continues to advance toward its scheduled completion at the end of 2012. During October, the tests of the first generating unit began.

•	Operating income was Ps. 495 million, an increase of 19% compared to 3Q11, as a result of the consolidation of San Martín.

•	Adjusted EBITDA reached Ps. 758 million, a decrease of 2% compared to 3Q11.

•
Civil Construction debt as of September 30, 2012 was Ps. 20,987 million. The La Yesca debt was Ps.13,971 million and represented 67% of Civil Construction debt and 24% of ICA’s total debt. As a financed public work, the debt increases as the execution of the project advances, and this is documented in certifications for completed work. ICA expects to receive the first payment upon completion of the tests of the first generating unit in 4Q12, which will be used to pay the project’s debt.

Investor Relations	www.ica.com.mx	3/23

Industrial Construction

•
Revenues increased 25% in 3Q12 compared to 3Q11. The increase is primarily due to work on the Salina Cruz, Madero, Cadereyta, and Minatitlán clean fuels projects for Pemex and the Fénix project for AHMSA. The clean fuels projects accounted for 50% of revenues in 3Q12.

•
Operating income was Ps. 89 million. Adjusted EBITDA reached Ps. 103 million in 3Q12, a decrease of 20% as compared to 3Q11. The Adjusted EBITDA margin was 6.4%. The decrease in Adjusted EBITDA margin as compared to the prior year period is principally due to a change in the mix of the projects in execution and client recognition of increased materials costs in the prior year.

Investor Relations	www.ica.com.mx	4/23

Construction Backlog

•
Construction backlog was Ps. 42,488 million as of September 30, 2012, equivalent to 13 months work at the average rate for the first nine months of 2012; 87% of backlog was for Civil Construction and 13% for Industrial Construction. We register backlog in Industrial Construction in proportion to our 51% shareholding in ICA Fluor.

•	New contracts and additions to existing contracts totaled Ps. 10,109 million in 3Q12.

•
In Civil Construction, we added the construction contract for the TEC II container terminal in the port of Lázaro Cárdenas, the extension of the Mayab tollroad to Playa del Carmen, and the expansion of the Mexico City – Pachuca highway. In Industrial Construction, there were increases in the size of the contracts for the Salina Cruz clean fuels project and the Poza Rica Cryogenic Plant No. 1.

•	Projects outside of Mexico represented 14% of backlog, including projects of Grupo Rodio Kronsa, our Spanish subsidiary, and construction contracts in four Latin American countries.

Investor Relations	www.ica.com.mx	5/23

Contracted Mining and Other Services Contracts

•	As of September 30, 2012, we also had Ps. 6,409 million in long-term mining and other services contracts, principally in San Martín.

Concessions

•
Average Daily Traffic Volumes (ADTV) on consolidated highways increased 14% in 3Q12, principally because of increased traffic on the Rio de Los Remedios-Ecatepec tollroad, which opened another segment, and the Mayab tollroad; these increases offset a small reduction in traffic on the Acapulco Tunnel.

•	The two SPC social infrastructure projects were substantially completed by the end of 3Q12, and are in the pre-operating phase.

•	Concessions revenues increased 20% to Ps. 925 million, with increases from both concessions under construction and those in operation. Revenue from projects in operation increased 26%.

•
Adjusted EBITDA decreased 26% to Ps. 525 million. The decrease was the result of the gain on sale of the two PPP highways during 3Q11. Excluding the effect of this transaction, Concessions Adjusted EBITDA would have increased 91%.

•
Concessions segment debt increased 12% as compared to December 31, 2011, as a result of drawings on financings for projects that are in the construction phase. The segment’s decrease in cash from Ps. 7,142 million on December 31, 2011 to Ps. 2,885 million on September 30, 2012 reflects the funding of the construction of the two SPC projects.

In 3Q11, ICA completed the sale of the Corredor Sur concession to the Government of Panama. As a result the Concessions segment’s 3Q11 results do not include the results of the Corredor Sur, which are included in ICA’s consolidated results in the line item Discontinued Operations.

Investor Relations	www.ica.com.mx	6/23

Operating Concessions information

Traffic Volume (vehicles per day)	3Q11	3Q12	% Chg	9 months 2011	2012	% Chg
Consolidated						
Acapulco Tunnel	8,163	8,143	(0)	8,885	8,595	(3)
Mayab Consortium	2,644	2,743	4	2,413	2,468	2
Rio de los Remedios	5,865	8,054	37	5,022	7,306	45
Total Consolidated	**16,672**	**18,940**	**14**	**16,320**	**18,369**	**13**
Not Consolidated						
RCO (FARAC 1)	12,490	13,606	9	13,391	13,967	4
Total Not Consolidated	**12,490**	**13,606**	**9**	**13,391**	**13,967**	**4**

Operating Revenues Composition Ps. million	3Q11	3Q12	% Chg	9 months 2011	2012	% Chg
Acapulco Tunnel	33	36	7	107	110	3
Mayab Consortium	117	133	14	329	356	8
Rio de los Remedios	4	13	245	12	20	68
Total Operating Highways (1)	**154**	**181**	**18**	**447**	**485**	**8**
Total Other Operating Projects (1)	22	55	149	39	99	154
Operating Service Revenues	70	73	4	191	400	109
Total Operating Revenues	**246**	**309**	**26**	**677**	**984**	**45**
Financial Income	193	456	137	669	1,136	70
Construction Revenues and others	335	160	-52	876	896	2
Total Revenues	**774**	**925**	**20**	**2,223**	**3,017**	**36**

Investor Relations	www.ica.com.mx	7/23

Airports

Ps. million	3Q11	3Q12	% Chg	9 months 2011	9 months 2012	% Chg
Total Revenues	**686**	**799**	**16**	**2,002**	**2,225**	**11**
Aeronautical	497	586	18	1,343	1,593	19
Non- Aeronautical	150	174	16	425	485	14
Construction	40	39	(2)	234	147	(37)
Operating Income	264	345	31	669	873	31
Adjusted EBITDA	**303**	**399**	**32**	**786**	**1,035**	**32**
Operating Margin	38.5%	43.2%		33.4%	39.2%	
Adjusted EBITDA Margin	**44.1%**	**50.0%**		**39.3%**	**46.5%**	

	Dec-11	Sep-12	% Chg
Cash and Cash Equivalents	534	841	58
Total Debt	1,930	2,271	18

Passenger Traffic (thousands)	3Q11	3Q12	% Chg	9 months 2011	9 months 2012	% Chg
Total	**3,158**	**3,445**	**9**	**8,762**	**9,380**	**7**
Domestic	2,753	3,009	9	7,424	8,010	8
International	405	436	8	1,338	1,370	2

•	Total passenger traffic increased 9% in 3Q12 to 3.4 million, reflecting the continued recovery of the air transport sector.

•	Total revenue increased 16% to Ps. 799 million, with significant growth from the three lines of business: aeronautical operations, commercial activities, and diversification projects.

•	Aeronautical revenues increased 18% principally as a result of the growth in passenger traffic. Aeronautical revenue per passenger increased 8%.

•
Non-aeronautical revenues increased 16%. Commercial initiatives included new stores and passenger services in all 13 airports and the expansion of commercial areas. Diversification projects included a 9% increase in revenues of the NH Terminal 2 hotel in the Mexico City Airport and the leasing of space for the first phase of the Monterrey Airport Cargo City. Non-aeronautical revenue per passenger rose 6% as a result of commercial development and diversification initiatives.

•	Adjusted EBITDA increased 32% to Ps. 399 million in 3Q12 from Ps. 303 million in 3Q11 principally as a result of the growth in revenues and control of costs and expenses.

•	Airports debt was Ps. 2,271 million as of September 30, 2012.

The Airports segment includes Grupo Aeroportuario del Centro Norte (OMA), Aeroinvest, and Servicios de Tecnología Aeroportuaria (SETA). The earnings report of OMA, which is the operating company in the Airports segment, can be found at http://ir.oma.aero. Those results differ from the ones presented here as a result of consolidation effects.

Investor Relations	www.ica.com.mx	8/23

Housing Development

•	Housing units sold in Mexico reached 1,470 units in 3Q12, a decrease of 18% compared to 3Q11.

•
Housing revenues increased 15% to Ps. 857 million in 3Q12. Mexican operations generated 67% of total revenues, and our subsidiary Los Portales in Peru generated the balance.  The growth in revenues was, principally as the result of an increase in unit sales by Los Portales.

•
Adjusted EBITDA increased 54%, as a result of the increase in volume of sales at Los Portales, which have higher margins.  Los Portales accounted for 73% of Adjusted EBITDA, and our operations in Mexico the balance.

•	As of September 30, 2012, ViveICA had 27 projects underway in 13 states in Mexico. ViveICA’s land reserve as of September 30, 2012 was 1,547 hectares, equivalent to 89,467 units.

Investor Relations	www.ica.com.mx	9/23

Consolidated Results

•
Revenues increased 8% to Ps. 12,326 million in 3Q12. Civil and Industrial Construction accounted for 58% of the increase in revenues and Concessions for 17%. For the first nine months of 2012, revenues increased 23%, reaching Ps. 36,891 million.

•
Cost of sales increased 8%, in line with revenue growth, and was 85.1% of revenues. For the first nine months of 2012, costs were 84.7% of revenues, as compared to 84.1% in the same period of 2011. Cost of sales also includes interest expense on financed projects in Civil Construction, Industrial Construction, Concessions, and Housing.

•
Selling, general, and administrative expenses were Ps. 1,046 million, an increase of 15%, because of higher general, promotion, and administrative expenses and the consolidation of San Martín. These expenses were 8.5% of revenue as compared to 7.9% in 3Q11. In the first nine months of 2012, these expenses increased 23%, in line with the rate of revenue growth.

•	Other income, net decreased 77% to Ps. 110 million from Ps. 479 million in 3Q11. The prior year result includes a Ps. 440 million gain on sale of the two PPP highways.

•
Operating income decreased 30% to Ps. 904 million in 3Q12, with an operating margin of 7.3%. For the first nine months of 2012, operating income increased 1% to Ps. 2,930 million. Operating income in 3Q11 included the effect of the gain on sale of the two PPP highways.  Excluding this effect, operating income would have increased 7% in the third quarter and 18% in the first nine months of 2012.

•
Adjusted EBITDA was Ps. 1,700 million in 3Q12 and Ps. 5,227 million in the first nine months of 2012. The gain on sale of the two PPP highways in 3Q11 resulted in reductions in Adjusted EBITDA of 12% in the quarter and 7% in the first nine months of the year.  Excluding the effect of the PPP highway sale, Adjusted EBITDA would have increased 14% in 3Q12 and 18% in the first nine months of 2012 compared to the prior year periods.  Civil and Industrial Construction contributed 44% of Adjusted EBITDA in the first nine months of 2012, Concessions 33%, Airports 19%, and Housing the balance.

Investor Relations	www.ica.com.mx	10/23

~~•~~
Comprehensive financing cost was Ps. 142 million in 3Q12, a reduction of 93% as compared to 3Q11. For the first nine months of 2012, the comprehensive financing cost was Ps. 336 million, a decrease of 88%.  In both the quarter and the nine months, exchange gains in the 2012 periods, as compared to exchange losses in the same periods of 2011, were partially offset by increases in interest expense.  Exchange gains and losses do not represent cash inflows or outflows.

•
Taxes were Ps. 270 million in 3Q12 and Ps. 907 million in the first nine months of 2012.  The effective rate was 35% in both periods. The effective tax rate was affected by the flat rate corporate tax (IETU) incurred by some subsidiaries and higher tax rates on some international operations.

•
Discontinued operations. No income was recognized from discontinued operations in 3Q12. The income in 3Q11 reflects the gain on sale of Ps. 1,374 million of the Corredor Sur tollroad, which was sold in 3Q11.

•
Consolidated net income was Ps. 499 million in 3Q12 and Ps. 1,684 million in the first nine months of 2012. Net income in the 2012 periods reflects solid operating performance and exchange gains from the appreciation of the peso against the U.S. dollar.  Consolidated net income in the 2011 periods included the gains on sale of the Corredor Sur and the two PPP highways, which make the year over year comparisons unfavorable.

•
Net income of the controlling interest was Ps. 351 million in 3Q12. Earnings per share were Ps.0.58 and Earnings per ADS were US$ 0.18. Net Income of controlling interest for the first nine months of 2012 was Ps. 1,342 million. Earnings per share for the first nine months of 2012 were Ps. 2.22 (US$0.69 per ADS).

Debt

Ps. million	Dec-11	Sep-12	% Chg
Short Term	19,714	21,797	11
Long Term	30,320	36,550	21
Total Debt	**50,034**	**58,347**	**17**
Total Cash	10,900	6,997	(36)
Net Debt	**39,135**	**51,350**	**31**
Weighted average interest rate	**8.1%**	**8.5%**	

Debt Composition as of September 30, 2012

Ps. million	Short Term		Long Term		Total	%
Type of currency	MXN	FX	MXN	FX		
Civil	2,342	14,945	3,123	577	20,987	36.0%
Industrial	59	119	0	0	177	0.3%
Concessions	1,097	577	19,355	0	21,028	36.0%
Airports	400	0	1,295	577	2,271	3.9%
Housing	516	68	730	192	1,506	2.6%
Corporate	650	1,025	0	10,703	12,378	21.2%
Subtotal	**5,064**	**16,733**	**24,502**	**12,048**		
Total Debt	**21,797**		**36,550**		**58,347**	**100%**

Investor Relations	www.ica.com.mx	11/23

•	Total debt as of September 30, 2012 was Ps. 58,347 million, an increase of 17%, or Ps. 8,313 million as compared to December 31, 2011.

•	Of total debt, 72% corresponds to Civil Construction (36%) and Concessions (36%).

•
67% of Civil Construction debt is for the La Yesca hydroelectric project, whose source of payment is the Government of Mexico, through CFE. The La Yesca debt is expected to be paid upon completion of the project. The remaining Civil Construction debt corresponds to working capital lines for projects in execution and is expected to be paid as collections are made on each project.

•
Concessions debt consists of structured project finance credit facilities whose source of repayment are the cash flows to be generated by each project once it starts operation. Of the total Concessions debt, 77% corresponds to projects under construction, and 23% corresponds to the four consolidated operating concessions.

•
Debt issued at the parent company level represents 21% of total debt. The excess cash balances of each segment and the dividends and fees paid to the parent company are the source of payment for these loans.

•	Housing and Airports segments account for 7% of total debt, which is principally composed of working capital lines for projects in execution and, to a lesser extent, for long-term investments.

•	59% of debt is bank debt and 41% is securities debt.

•
37% of debt was short-term. Of total short-term debt, 64% represents the debt for La Yesca (which was 24% of total debt as of September 30, 2012). La Yesca debt will continue to increase as work is executed and as the project moves toward expected completion and payment by the Government of Mexico, through CFE, upon delivery of the two turbo generating units.

•
49% of debt is denominated in foreign currency, principally U.S. dollars. This includes principally our senior notes due 2017 and 2021 and the debt of the La Yesca hydroelectric project, which will be paid for by the client in dollars upon completion of the project.

•	ICA’s policy is to contract financing for projects in the same currency as the source of repayment. In addition, the Company uses financial derivatives to reduce exchange and interest rate risks.

•	ICA expects to continue to be active in the capital markets to finance projects that generate value for the Company.

•
Cash balances (including cash equivalents and restricted cash) as of September 30, 2012 were Ps. 6,997 million, a decrease of Ps. 3,903 million as compared to December 31, 2011, principally from funding the construction of the SPC social infrastructure projects. Net debt reached Ps. 51,350 million.

Investor Relations	www.ica.com.mx	12/23

Subsequent Events

On October 4, 2012, ICA Fluor announced that a consortium of which it is part was awarded the engineering, procurement and construction (EPC) contract for the Etileno XXI petrochemical complex in the state of Veracruz.  ICA’s proportionate share (approximately US$ 275 million) will be included in backlog in 4Q12.

On October 26, 2012, ICA’s subsidiary of concessions segment Consorcio del Mayab issued Ps. 4,500 million in 22-year domestic bonds (certificados bursátiles) in two series: i) a peso-denominated tranche for Ps. 1,195 million with a fixed interest rate of 9.67% and ii) a UDI-denominated tranche for Ps. 3,305 million with a real interest rate of 5.80%.  Approximately Ps. 2,339 million of the proceeds will be used to repay the outstanding CPO debt of Consorcio del Mayab and Ps. 1,909 million to finance the construction of the extension of the highway from El Cedral to Playa del Carmen. The bond is project finance whose source of repayment is the cash flows generated by the project and is not guaranteed by the holding company. The bonds were rated AA.mx by Fitch and Aa2mx by Standard & Poor’s.

Conference Call Invitation

ICA’s conference call will be held on Monday, October 29, at 11:00 am Eastern Time (9:00 am Mexico City time). To participate, please dial toll-free 1-877-941-1427 from the U.S. or 1-480-629-9664 internationally. The conference ID is 4568288. The conference call will be Webcast live through streaming audio and available on ICA’s website at http://www.ica.com.mx/ir

A replay will be available until November 5, 2012 by calling toll-free 1-877-870-5176 from the U.S. or 1-858-384-5517 internationally, again using conference ID 4568288.

Investor Relations	www.ica.com.mx	13/23

Consolidated Financial Statements

Investor Relations	www.ica.com.mx	14/23

Empresas ICA, S.A.B. de C.V. Consolidated Balance Sheet			
Ps. million	**Sep-11**	**Dec-11**	**Sep-12**
Assets			
Cash and Cash Equivalents	13,251	10,818	6,931
Trade and Contract Receivables	11,504	26,463	30,194
Other Receivables	3,437	3,514	5,497
Inventories	5,293	4,845	5,125
Other Current Assets	1,814	2,218	2,371
Total Current Assets	**35,298**	**47,858**	**50,118**
Trade and Contract Receivables	21,513	8,241	11,011
Restricted Cash	92	82	66
Other Investments	29,863	33,454	42,137
Investment in Subsidiaries & Affiliates	134	194	239
Investment in Concessions	25,870	28,742	36,850
Long Term Inventories	3,858	4,518	5,048
Long Term Assets	**51,467**	**41,776**	**53,214**
Property, Plant and Equipment Net	4,284	4,566	5,261
Other Assets	3,225	4,688	5,536
Total Assets	**94,274**	**98,888**	**114,129**
Liabilities			
Accounts Payable	5,562	6,648	7,814
Short -Term Debt	5,645	19,714	21,797
Other Current Liabilities	12,229	13,075	15,892

Investor Relations	www.ica.com.mx	15/23

Investor Relations	www.ica.com.mx	16/23

Investor Relations	www.ica.com.mx	17/23

Investor Relations	www.ica.com.mx	18/23

Annexes

Backlog and Contracted Mining and Other Services

As of September 30, 2012		Amount (Ps. Millon)	Estimated Completion Date	Total Contract	Currency [1]	Project Progress (%)
Civil Construction	**87%**	**36,996**				
Mitla Tehuantepec Highway		5,576	4Q15	5,591		0
Barranca Larga Ventanilla Highway		5,237	3Q14	5,255		0
Package Highways Sonora State		2,938	2Q19	2,985		2
Eastern Discharge Tunnel		2,418	3Q14	7,270		67
Lazaro Cardenas Container Terminal TEC II		2,272	3Q14	2,285		1
La Yesca HP		2,265	4Q12	16,529	USD	86
Tepic Bypass		2,211	2Q14	2,222		1
Agua Prieta Water Treatment Plant		1,884	4Q13	2,211		15
Avenida Domingo Diaz, Panama		1,690	3Q14	1,994	USD	15
Corredor Norte Highway, Panama		1,356	2Q13	1,471	USD	8
Extension of Playa del Carmen-Mayab		1,283	3Q14	1,283		--
Atlantic Petroleum Terminal, Costa Rica		733	1Q15	942	USD	22
Northern Interceptor Tunnel Rio Medellin, Colombia		700	4Q13	867	EUR/USD	19
Autovia Urbana Sur		693	1Q13	5,445		87
Atotonilco Water Treatment Plant		632	4Q14	1,880		66
El Realito Aqueduct		582	2Q13	1,042		44
Rodio Kronsa		511	--	--	EUR/USD	--
Other Civil Construction Projects		4,014	--	--		
Industrial Construction	**13%**	**5,492**				
Salina Cruz Clean Gasoline Plant		1,111	1Q14	2,583	USD/MXN	57
Tula Refinery Engineering		770	3Q13	807	USD	5
Minatitlan Clean Gasoline Plant		671	3Q13	1,644	USD/MXN	59
Ayatsil C Platform		592	4Q13	606	USD/MXN	2
AHMSA		588	1Q13	3,309	USD/MXN	82
Madero Clean Gasoline Plant		522	3Q13	2,444	USD/MXN	79
Other Industrial Construction Projects		1,238				
Total Construction Backlog		**42,488**				
Contracted Mining and Other Services		**6,409**				

[1] Only projects in foreign currency identified; all other projects in mexican pesos

Investor Relations	www.ica.com.mx	19/23

Concession Portfolio

(mdp)	% Ownership	Consolidation	Equity	Debt	Length / Capacity[1]	Type	Beg. Of Operations *	End of Concession
Highways in operation								
Acapulco Tunnel	100%	Full	97	850	3	Toll	1996	2033
RCO (FARAC 1) [2]	18.7%	Equity Method	3,837	5,522	760	PPP+Toll	2007	2037
Mayab Consortium	100%	Full	(1,044)	2,339	296	Toll	2008 [3]	2050
Rio de los Remedios [4]	100%	Full	2,663	3,000	26	Toll	2011	N/A
Highways under construction								
Rio Verde Cd. Valles	100%	Full	983	2,414	113	PPP+Toll	2012	2027
La Piedad Bypass	100%	Full	1,092	624	21	Toll	2012	2039
N.Necaxa Tihuatlan	50%	Proportional	38	1,924	85	PPP+Toll	2013	2037
Mitla Tehuantepec	60%	Full	(65)	37	169	PPP+Toll	2015	2030
Autovía Urbana Sur	30%	Equity Method	669	577	16	Toll	2013	2040
Barranca Larga- Ventanilla	100%	Full	487	-	104	Toll	2014	2039
Other projects in operation								
Cd. Acuña WTP	100%	Full	358	-	0.45	Tariff	1998	2020
Aqueduct II	43%	Proportional	468	600	1.5	Tariff	2011	2027
Other projects under construction								
Aqueduct El Realito	51%	Proportional	81	318	1	Tariff	2013	2034
WTP Agua Prieta	50%	Full	85	798	8.5	Tariff	2013	2029
WTP Atotonilco	10%	Equity Method	(8)	233	42	Tariff	2014	2035
SPC Sonora	100%	Full	1,056	4,273	NA	Tariff	2012	2032
SPC Jalisco	100%	Full	1,041	4,234	NA	Tariff	2012	2032
Lázaro Cárdenas Port	5%	Equity Method	–	--	NA	Tariff	2015	2042

(1) Length in Km and Capacity in million m3/s
(2) Includes: Irapuato- La Piedad y Querétaro- Irapuato
(3) Year of Acquisition
(4) Partial operations, estimated date for tranche 3 in 4Q12. Long term public work financing
WTP= Water Treatment Plant
* Begin of operation estimated

Other Concessioned Projects, Operating Information

Investor Relations	www.ica.com.mx	20/23

Housing Units Sold in Mexico

Notes and disclaimer

The unaudited condensed consolidated financial statements of Empresas ICA, S.A.B. de C.V. and subsidiaries (ICA) have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and presented in accordance with IAS 34 “Intermediate Financial Reporting”. These financial statements include all the adjustments, including those of a normal and recurring nature, required for an adequate presentation of the results of operations. Results for interim reporting periods may not be indicative of full year results. As a result, the reading and analysis of these interim financial statements should be done in conjunction with the financial statements for the year ended December 31, 2011, which were also prepared under IFRS.

Other Notes

Unaudited financials: Financial statements are unaudited statements.

Prior period comparisons: Unless stated otherwise, comparisons of operating or financial results are made with respect to the comparable prior-year period, or balances as of December 31, 2011.

Percentage changes: Are calculated based on actual amounts.

Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under IFRS and should not be considered an indicator of financial performance or free cash flow. We define Adjusted EBITDA as net income of controlling interest plus (i) net income of non-controlling interest, (ii) discontinued operations, (iii) income taxes, (iv) share in net income of affiliates, (v) net comprehensive financing cost, (vi) depreciation and amortization, and (vii) net interest expense included in cost of sales. Our management believes that Adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, non-controlling shareholdings, and other non-operating items. The calculation of Adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 12.808 per U.S. dollar as of September 30, 2012 and Ps. 13.9322 as of December 31, 2011.

IFRS 11, Joint Arrangements: The International Accounting Standards Board (IASB) issued a set of five pronouncements related principally to issues of control.  Among these, IFRS 11 establishes the principles for the presentation of financial information for parties that have a participation in agreements where control is exercised in a joint manner. IFRS replaces IAS 31 “Interests in Joint Ventures” and SIC 13 “Jointly Controlled Entities – Non-Monetary Contributions by Venturers” and becomes effective January 1, 2013.

Investor Relations	www.ica.com.mx	21/23

The principle of this pronouncement is that a party to a joint arrangement should recognize the rights and obligations resulting from the arrangement. A joint arrangement is one where two or more parties share joint control (i.e., a contractual agreement to share control, which exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties.)  Joint arrangements are either joint ventures or joint operations.

•
Joint operations are arrangements in which the parties (joint operators) have rights to the assets and obligations for the liabilities of the arrangement.  A joint operator accounts for the assets, liabilities, income and expenses related to its participation in the joint operation.

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Joint ventures are arrangements in which the parties (joint venturers) have rights over the net assets of the agreement. A participant in a joint venture recognizes its participation in the joint venture as an investment using the equity method.

ICA is analyzing its joint arrangements in order to assess the impact on its financial statements issued after the new pronouncement go into effect.

Financial Derivative Instruments: ICA enters into financial derivative contracts in the subsidiaries where projects are located solely in order to reduce the uncertainty on the returns on projects. The instruments entered into are established on a notional amount. Interest rate derivatives are used in order to fix maximum financial costs. Exchange rate derivatives are entered into in order to reduce the exchange risk on projects that incur labor and materials costs in a currency different from the currency of the financing of the project. ICA enters into its financings in the same currency as the source of repayment. ICA has a policy of not entering into derivatives for speculative purposes.

From an accounting perspective, there are two classifications for derivative instruments. “Hedging financial instruments” must meet the specific requirements established in IFRS. Other derivative financial instruments that do not meet IFRS requirements for hedge accounting treatment are designated as trading derivatives.

ICA values all derivatives at fair value. Fair value is based on market prices for derivatives traded in recognized markets; if no active market exists, fair value is based on other recognized valuation methodologies in the financial sector, validated by third party experts, and supported by sufficient, reliable, and verifiable information.

Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. For hedging derivatives, changes in fair value are recorded temporarily in other comprehensive income within stockholders’ equity, and are subsequently reclassified to results at the same time that they are affected by the item being hedged. For trading derivatives, the fluctuation in fair value is recognized in results of the period as part of Comprehensive Financing Cost.

In accordance with Article 63 of the Circular for Issuers, ICA entered into one-year forward contracts to acquire 22,280,100 shares of the Company, in a series of nonconsecutive transactions between May 22 and August 21, 2012, at a weighted average strike price of Ps. 24.99 per share, equivalent to Ps. 556.8 million. The total amount of shares represented 3.67% of shares outstanding.

If market conditions are favorable, the forward contracts will be exercised with a charge to the share repurchase reserve approved by the Shareholders’ Meeting, in accordance with the Policy for the Acquisition and Disposition of Own Shares approved by the Board of Directors. The value of the exercising will be calculated by multiplying at maturity the numbers of shares in each contract and strike price.

Investor Relations	www.ica.com.mx	22/23

In the event of not exercising the instruments, the price for settling the contracts will be the difference between the strike price and the price of ICA’s shares in the market. As of September 30, 2012, the fair value for not exercising the contracts was the equivalent to a loss of Ps. 31 million in financial derivative effects.

Additional information regarding our exposure to financial derivative instruments required to be furnished by Mexican regulations to the National Banking and Securities Commission is attached hereto as Exhibit 99.1, which is incorporated herein by reference.

Glossary

ADTV: Average Daily Traffic Volume is the number of vehicles that travel the entire length of a highway.

Concessions Revenue is composed of the following:

Operating revenue from concessions: includes tolls and fee payments from the government for the availability of PPP roads and or tariffs based on traffic volume, according to the type of concession.
Operations and maintenance: revenue from the provision of services for operating and maintaining highways for non-consolidated affiliates.
Financial income: the revenue associated with financing.
Construction: the revenue recognized by the concessionaire for costs that are not attributable to the construction company.

SPC: Services Provider Contract. Long-term contract for the provision of services to the Ministry of Public Security, which includes the construction and operation of social infrastructure.

RCO: Red de Carreteras de Occidente, S.A.P.I.B. de C.V. An unconsolidated affiliate of ICA. The company’s principal activity is to operate, maintain, conserve, and exploit the highways that make up the FARAC 1 package of tollroads, as well as to construct, operate, maintain, conserve, and exploit the Expansion Works, in accordance with the Concession Agreement with the federal Government, acting through the Ministry of Communications and Transportation.

PPP: Public-Private Partnership is a legal mechanism that enables a private sector company to provide services to the federal, state, or municipal government clients through fixed term licenses, generally from 20 to 40 years, to finance ,construct, establish, operate, and maintain a public means of transportation or communication. The client’s payment consists of a fixed payment for the availability of the highway together with a minimum shadow tariff based on traffic volume.

This report may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest construction and infrastructure operations company. Founded in 1947, ICA’s principal lines of business are civil and industrial construction and engineering; infrastructure operations, including airports, toll roads, and water systems; and homebuilding. For more information visit www.ica.com.mx.

Exhibit Number	Description of Document

99.1	Qualitative and Quantitative Financial Derivative Instruments Report of the Company to the National Banking and Securities Commission, dated October 26, 2012 (English translation).

Investor Relations	www.ica.com.mx	23/23

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2012
Empresas ICA, S.A.B. de C.V.
/s/ ALONSO QUINTANA KAWAGE
Name: Alonso Quintana Kawage
Title: Chief Executive Officer